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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                                 March 23, 2007

                           HANAROTELECOM INCORPORATED
                            (Name of the Registrant)

            17-7, Yeoido-dong, Yeongdeungpo-gu, Seoul, 150-874, Korea
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X        Form 40-F
                             ---                 ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                   Yes                 No  X
                       ---                ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                   Yes                 No  X
                       ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No  X
                       ---                ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     hanarotelecom incorporated (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: Grant of Stock Option, filed with Korea Securities Dealers
                   Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on March 23, 2007.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          HANAROTELECOM INCORPORATED



Date: March 23, 2007                      By: /s/ Janice Lee
                                              ----------------------------------
                                          Name:  Janice Lee
                                          Title: Senior Executive Vice President
                                                 and Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
Exhibit 99.1:     Grant of Stock Option